Exhibit 99(b)

REPORT OF MANAGEMENT

Management of TRW is responsible for the preparation of the accompanying consolidated financial statements of the Company and its subsidiaries. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the estimates and judgments of management. The financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears below.

Management has established and is responsible for maintaining a system of internal accounting controls that it believes provides reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The system is tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit.

TRW has an audit committee composed of four independent Directors who are not members of management. The committee meets regularly with management, the internal auditors and the independent auditors in connection with its review of matters relating to the Company's financial statements, the Company's internal audit program, the Company's system of internal accounting controls and the services of the independent auditors. The committee also meets with the internal auditors as well as the independent auditors, without management present, to discuss appropriate matters. The committee also recommends to the Directors the appointment of the independent auditors.

Joseph T. Gorman	Carl G. Miller	Thomas A. Connell
Chairman and	Executive Vice President and	Vice President and
Chief Executive Officer	Chief Financial Officer	Corporate Controller

January 22, 2001

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Directors, TRW Inc.

We have audited the accompanying consolidated balance sheets of TRW Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders' investment for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TRW Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Cleveland, Ohio
January 22, 2001

STATEMENTS OF OPERATIONS

TRW Inc. and subsidiaries
(In millions except per share data)

Years ended December 31	2000	1999	1998
Sales	$17,231	$16,969	$11,886
Cost of sales	14,520	14,020	9,865
Gross profit	2,711	2,949	2,021
Administrative and selling expenses	1,115	1,150	826
Research and development expenses	442	468	372
Interest expense	524	477	114
Amortization of goodwill and intangible assets	143	195	43
Purchased in-process research and development	12	85	—
Other (income)expense-net	(231)	(213)	(80)
Earnings before income taxes	706	787	746
Income taxes	268	318	269
Net earnings	$ 438	$ 469	$ 477
Per share of common stock			
Diluted earnings per share	$ 3.51	$ 3.80	$ 3.83
Basic earnings per share	3.55	3.87	3.93
Dividends declared	1.36	1.32	1.28

See notes to financial statements.

3

BALANCE SHEETS

TRW Inc. and subsidiaries
(In millions)

December 31	2000	1999
Assets		
Current assets		
Cash and cash equivalents	$ 267	$ 228
Accounts receivable (net of allowances of $60 million in 2000 and $54 million in 1999)	2,328	2,480
Inventories		
Finished products and work in-process	513	612
Raw materials and supplies	357	427
Total inventories	870	1,039
Prepaid expenses	149	202
Deferred income taxes	353	423
Net assets of acquired businesses held for sale	–	827
Total current assets	3,967	5,199
Property, plant and equipment-on the basis of cost		
Land	145	139
Buildings	1,944	1,973
Machinery and equipment	5,826	5,914
	7,915	8,026
Less accumulated depreciation and amortization	4,328	4,132
Total property, plant and equipment-net	3,587	3,894
Intangible assets		
Goodwill	3,547	3,743
Other intangible assets	975	948
	4,522	4,691
Less accumulated amortization	510	360
Total intangible assets-net	4,012	4,331
Investments in affiliated companies	1,040	1,185
Other notes and accounts receivable	283	257
Prepaid pension cost	2,902	2,876
Other assets	676	524
	$16,467	$18,266
Liabilities and shareholders' investment		
Current liabilities		
Short-term debt	$ 1,450	$ 2,444
Accrued compensation	500	468
Trade accounts payable	1,795	1,638
Other accruals	1,475	1,277
Dividends payable	44	40
Income taxes	107	104
Current portion of long-term debt	489	758
Total current liabilities	5,860	6,729
Long-term liabilities	2,038	1,991
Long-term debt	4,765	5,369
Deferred income taxes	1,030	1,352
Minority interests in subsidiaries	123	113
Shareholders' investment		
Serial Preference Stock II (involuntary liquidation $6 million in 2000 and 1999)	–	—
Common stock (shares outstanding 124.2 million in 2000 and 122 million in 1999)	78	76
Other capital	472	465
Retained earnings	2,565	2,312
Treasury shares–cost in excess of par value	(472)	(549)
Accumulated other comprehensive income(loss)	8	408
Total shareholders' investment	2,651	2,712
	$16,467	$18,266

See notes to financial statements.

STATEMENTS OF CASH FLOWS

TRW Inc. and subsidiaries
(In millions)

Years ended December 31	2000	1999	1998
Operating activities			
Net earnings	$ 438	$ 469	$ 477
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	794	850	566
Pension income	(249)	(192)	—
Net gain on sale of nonoperating assets	(343)	(360)	—
Purchased in-process research and development	12	85	—
Asset impairment charges	96	153	—
Deferred income taxes	49	233	(223)
Other-net	32	132	8
Changes in assets and liabilities, net of effects of businesses acquired or divested			
Accounts receivable	—	86	(27)
Inventories	85	115	(46)
Trade accounts payable	257	—	74
Prepaid expenses and other liabilities	(38)	(157)	(174)
Other-net	26	108	6
Net cash provided by operating activities	1,159	1,522	661
Investing activities			
Capital expenditures including other intangibles	(742)	(865)	(625)
Net proceeds from divestitures	1,557	432	14
Acquisitions, net of cash acquired	(3)	(6,095)	(249)
Other-net	(19)	(186)	3
Net cash provided by(used in) investing activities	793	(6,714)	(857)
Financing activities			
(Decrease)increase in short-term debt	(1,083)	1,486	(167)
Proceeds from debt in excess of 90 days	1,429	6,245	1,086
Principal payments on debt in excess of 90 days	(2,152)	(2,276)	(397)
Dividends paid	(167)	(160)	(154)
Acquisition of common stock	(4)	—	(184)
Other-net	51	40	26
Net cash (used in)provided by financing activities	(1,926)	5,335	210
Effect of exchange rate changes on cash	13	2	(1)
Increase in cash and cash equivalents	39	145	13
Cash and cash equivalents at beginning of year	228	83	70
Cash and cash equivalents at end of year	$ 267	$ 228	$ 83
Supplemental Cash Flow Information			
Interest paid (net of amount capitalized)	$ 524	$ 456	$ 133
Income taxes paid (net of refunds)	168	168	391

See notes to financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

TRW Inc. and subsidiaries (In millions)	Serial Preference Stock II Series 1&3	Common Stock	Other Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income(Loss)	Total Shareholders' Investment
Balance at December 31, 1997	$ 1	$ 78	$450	$1,778	$(563)	$ (120)	$1,624
Net earnings – 1998				477			477
Other comprehensive income(loss)							
Foreign exchange gain, net of tax of $3 million						75	75
Unrealized gain on securities, net of tax of $10 million						18	18
Minimum pension liability, net of tax of $5 million						(11)	(11)
Total comprehensive income(loss)							559
Dividends declared							
Preference				(1)			(1)
Common ($1.28 per share)				(154)			(154)
Purchase and sale of shares and other	(1)	(3)	7	3	(181)		(175)
Credits(charges) from issuance of treasury shares				(82)	82		—
Shares sold under stock options					25		25
Balance at December 31, 1998	—	75	457	2,021	(637)	(38)	1,878
Net earnings – 1999				469			469
Other comprehensive income(loss)							
Foreign exchange loss, net of tax of $15 million						(121)	(121)
Unrealized gain on securities, net of tax of $305 million						566	566
Minimum pension liability, net of tax						1	1
Total comprehensive income(loss)							915
Dividends declared							
Preference				(1)			(1)
Common ($1.32 per share)				(160)			(160)
ESOP funding					44		44
Purchase and sale of shares and other		1	8	(1)	(3)		5
Credits(charges) from issuance of treasury shares				(16)	16		—
Shares sold under stock options					31		31
Balance at December 31, 1999	—	76	465	2,312	(549)	408	2,712
Net earnings – 2000				438			438
Other comprehensive income(loss)							
Foreign exchange loss, net of tax of $167 million						(247)	(247)
Unrealized loss on securities, net of tax of $77 million						(143)	(143)
Minimum pension liability, net of tax of $5 million						(10)	(10)
Total comprehensive income(loss)							38
Dividends declared							
Preference				(1)			(1)
Common ($1.36 per share)				(169)			(169)
ESOP funding		1			33		34
Purchase and sale of shares and other		1	7		(7)		1
Credits(charges) from issuance of treasury shares				(15)	15		—
Shares sold under stock options					36		36
Balance at December 31, 2000	$ —	$ 78	$472	$2,565	$(472)	$ 8	$2,651

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation – The financial statements include the accounts of the Company and its subsidiaries. Investments in affiliated companies are accounted for by the equity or cost method, as appropriate. The consolidated financial statements reflect the consolidated results of LucasVarity's operations and cash flows subsequent to the date of acquisition, March 25, 1999.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 2000 and 1999, and reported amounts in the Statements of Operations for the years ended December 31, 2000, 1999 and 1998. Actual results could differ from those estimates.

Revenue recognition – The Company recognizes revenue, other than on long-term contracts, when title is transferred to the customer. For long-term contracts, the percentage-of-completion (cost-to-cost) method is used to estimate sales under fixed-price and fixed-price incentive contracts. Sales under cost-reimbursement contracts are recorded as costs are incurred. Fees based on cost, award fees and incentive fees are included in sales at the time such amounts are reasonably estimable. Losses on contracts are recognized when determinable. Due to the nature and complexities of the Company's business, where contracts contain both elements of products and services, it is not practical to segregate the sales and cost of sales elements of the contracts between products and services or to collect financial information for the components in the Company's current financial systems.

Accounts receivable – Accounts receivable at December 31, 2000 and 1999, included $705 million and $641 million, respectively, related to long-term contracts, of which $306 million and $178 million, respectively, were unbilled. Unbilled costs and fees represent sales earned and billable in the following month as well as sales earned but not billable under terms of the contracts. A substantial portion of such amounts is expected to be billed during the following year. Retainage receivables and receivables subject to negotiation were not significant.

Inventories – Inventories are stated at the lower of cost, principally the first-in, first-out (FIFO) method, or market. Inventories related to long-term contracts were not significant at December 31, 2000 and 1999.

Depreciation – Depreciation is computed over the assets' estimated useful lives, using the straight-line method for the majority of the Company's depreciable assets. The remaining assets are depreciated using accelerated methods. The estimated useful lives of buildings, machinery and equipment, and computers and other office equipment are between 30-40 years, 8-12 years and 3-5 years, respectively. Depreciation expense was $628 million, $718 million and $520 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Intangible assets – Intangible assets are stated on the basis of cost and are being amortized by the straight-line method over the estimated future periods to be benefited, except for goodwill prior to 1971, $48 million, which is not being amortized as there is no indication of diminished value. Goodwill acquired after 1970 is being amortized over periods primarily ranging from 6 to 40 years. Other intangible assets includes capitalized internal-use software and other identifiable intangible assets acquired through acquisitions, including core and developed technology and workforce. Capitalized internal-use software is being amortized over periods not to exceed 10 years. Other identifiable intangible assets are being amortized primarily over 5 to 30 years. The carrying value of intangible assets is assessed for impairment on a quarterly basis.

Asset impairment – The Company records impairment losses on long-lived and intangible assets when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values.

Cost basis equity affiliates – The Company's investments in affiliated companies includes equity securities, accounted for using the cost method, which are classified as available-for-sale. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income(loss) in shareholders' investment until realized. A decline in the value of any investment below cost that is deemed other than temporary is charged to earnings.

Environmental costs – The Company participates in environmental assessments and remedial efforts at operating facilities, previously owned or operated facilities, and Superfund or other waste sites. Costs related to these locations are accrued when it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Estimated costs are recorded at undiscounted amounts, based on experience and assessments, and are regularly evaluated as efforts proceed. Insurance recoveries are recorded as a reduction of environmental costs when fixed and determinable.

Issuance of an equity affiliate's stock – The Company includes gains or losses arising from the issuance of a subsidiary's or equity affiliate's stock in other (income)expense-net.

Treasury stock – The Company's purchases of shares of TRW common stock are recorded as treasury stock and result in a reduction of shareholders' investment. When treasury shares are issued, the excess of the purchase price over the issuance price, using the first-in, first-out method, is reported as a reduction of retained earnings.

Reclassifications – Certain amounts in the prior year financial statements and related notes have been reclassified to conform with the 2000 presentation.

New accounting pronouncements – In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which summarizes the staff's views regarding the application of generally accepted accounting principles to the recognition, presentation and disclosure of revenue in financial statements. The Company implemented SAB No. 101 in the fourth quarter of 2000. There was no impact on the Company's financial position or results of operations as a result of the adoption.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, Statements 137 and 138, in June 1999 and June 2000, respectively. The statements require the recognition of a derivative instrument as an asset or liability, based on its fair value. Derivatives that are not hedges are adjusted to fair value through net earnings. If the derivative is a hedge, depending on the nature of the hedge, the change in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through net earnings or recognized in other comprehensive income(loss) until the hedged item is recognized in earnings. Because the statements allow certain foreign currency transactions to be accounted for as hedges, changes in the fair value of certain hedges of the Company, currently recorded in net earnings, will be recorded in other comprehensive income(loss).

Upon adoption on January 1, 2001, the Company will record an after tax charge for the cumulative effect of the accounting change of approximately $14 million in the Statements of Operations, principally attributed to the time value of the options used in the forward share sale agreements, as further described in the Financial Instruments note. In addition, other comprehensive income(loss) will be reduced approximately $4 million to recognize the fair market value of cash flow hedges on interest rate swaps and to adjust the carrying value of foreign currency forward contracts at fair market value.

RESEARCH AND DEVELOPMENT

(In millions)	2000	1999	1998
Customer-funded	$1,145	$1,249	$1,425
Company-funded			
Research and development	442	468	372
Product development	435	432	346
	877	900	718
	$2,022	$2,149	$2,143

Customer-funded research and development projects are an integral part of the Space & Electronics and Systems & Information Technology segments. The related costs are included in cost of sales. Company-funded research and development programs include research and development for commercial products and independent research and development and bid and proposal work related to government products and services. A portion of the cost incurred for independent research and development and bid and proposal work by the Space & Electronics and Systems & Information Technology segments is recoverable through overhead charged to government contracts. Product development costs include engineering and field support for customer requirements. Product development costs are expensed as incurred and included in cost of sales.

The 2000 and 1999 amounts exclude charges of $12 million and $85 million, respectively, for purchased in-process research and development.

9

ACQUISITIONS

Endwave Corporation

On March 31, 2000, TRW Milliwave Inc. (Milliwave), a wholly-owned subsidiary of the Company, and Endgate Corporation (Endgate) merged and formed Endwave Corporation (Endwave). The financial statements of Endwave were consolidated with the Company's financial statements as the Company had a 52.6 percent ownership interest in Endwave.

The merger was accounted for as a purchase. Assets and liabilities of Endgate were recorded at their respective fair values, as determined by an independent appraisal. In-process research and development (IPR&D) was determined using the income approach under the proportional method. The purchase price allocation resulted in a charge of $12 million, $6 million after the effect of minority interest, for the fair value of five acquired IPR&D projects that had not reached technological feasibility and had no alternative future use; $16 million for core and developed technology; $7 million for other identifiable intangible assets; $25 million for operating assets and liabilities; and goodwill of approximately $79 million. Goodwill and identifiable intangible assets are being amortized on a straight-line basis over six years. The Company recorded a net gain of $53 million, $35 million after tax, for the excess of fair value of the Company's ownership interest in Endgate that exceeded the book value of Milliwave.

During the fourth quarter of 2000, Endwave completed an initial public offering and as a result, the Company recorded a before tax gain on the sale of shares of $22 million, $15 million after tax. At December 31, 2000 the Company's ownership interest was approximately 41 percent. The investment has been accounted for on the equity method subsequent to the initial public offering.

LucasVarity

On March 25, 1999, the Company acquired LucasVarity Limited (LucasVarity), formerly known as LucasVarity plc, for approximately $6.8 billion in cash and assumed net debt. The transaction was accounted for as a purchase. Assets and liabilities were recorded based on their respective fair values. The purchase price allocation resulted in an $85 million charge to earnings, with no income tax benefit, for the fair value of acquired IPR&D that had not reached technological feasibility and had no future alternative use and $517 million of identifiable intangible assets, including intellectual property and workforce. The purchase price allocation also included incremental fair value adjustments of approximately $1.5 billion for prepaid pension cost, primarily from an overfunded pension plan, $200 million for the valuation of fixed rate debt and the write-up of inventory of $30 million and fixed assets of $137 million.

The fair value of IPR&D was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next generation caliper of $26 million, next generation anti-lock braking systems (ABS) of $23 million, aerospace engine controls of $18 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The fair value of identifiable intangible assets was also determined by an independent valuation, primarily using the income approach. A risk adjusted discount rate of 18 percent representing the cost of capital and a premium for the risk was used to discount the projects' cash flows. Operating margins were assumed to be similar to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion, ranging from approximately 40 to 80 percent complete as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects were anticipated to be completed by 2002. The estimated cost to complete the projects was $65 million.

As of December 31, 2000, the next generation caliper project was completed and one of the aerospace engine control programs with the valuation of IPR&D of $7 million was discontinued. The next generation anti-lock braking systems and electro hydraulic braking projects have been delayed eight and sixteen months, respectively. The Company currently anticipates that the projects will be completed as budgeted. Any delay or cancellation of the projects would not have a material adverse impact on the results of operations or the financial condition of the Company.

Total restructuring costs for the automotive, aerospace and corporate LucasVarity businesses, primarily severance, recorded in the purchase price allocation were $108 million, of which $56 million was paid in 2000 and $29 million was paid in 1999. The balance of $23 million is expected to be paid through the first quarter of 2002.

The final allocation of the purchase price is summarized as follows:

(In millions)	
Cash purchase price	$ 6,715
Cash and cash equivalents	781
Accounts receivable	883
Inventory	529
Net assets of businesses held for sale	872
Prepaid expenses	137
Current deferred income taxes	105
Property, plant and equipment	1,248
Intangible assets	517
Prepaid pension cost	2,399
Other assets	523
	7,994
Accounts payable	(700)
Other accruals	(1,235)
Debt	(877)
Long-term liabilities	(790)
Long-term deferred income taxes	(642)
	(4,244)
Minority interest	(28)
Purchased in-process research and development	85
Goodwill	$ 2,908

Goodwill is being amortized on a straight-line basis over 40 years. Identifiable intangible assets are being amortized on a straight-line basis over useful lives ranging from 5 to 30 years.

Pro forma sales, net earnings and diluted earnings per share for the year ended December 31, 1999 were $18.6 billion, $624 million and $5.05 per share, respectively. The pro forma financial information assumes the LucasVarity acquisition occurred as of the beginning of the year, after giving effect to certain adjustments, including the amortization of intangible assets, interest expense on acquisition debt, depreciation based on the adjustments to the fair market value of the property, plant and equipment acquired, write-off of purchased IPR&D, incremental pension income and related income tax effects. The pro forma results have been prepared for informational purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of LucasVarity been effected on the date indicated. The pro forma results do not include the effects of companies divested subsequent to the date of acquisition.

DIVESTITURES

During the first quarter of 2000, the Company substantially completed the disposition of Lucas Diesel Systems and completed the dispositions of the remaining LucasVarity wiring business and the Nelson Stud Welding and Australian steering businesses. Sales of the businesses divested included in the December 31, 2000, 1999 and 1998 Statements of Operations are approximately $56 million, $1,018 million and $118 million, respectively. Cash proceeds from the businesses divested were $910 million. The Company's investment in the LucasVarity wiring companies and Lucas Diesel Systems operations is included in the balance sheet caption net assets of acquired businesses held for sale at December 31, 1999.

RESTRUCTURINGS AND ASSET IMPAIRMENTS

On July 29, 1998, the Company announced actions intended to enhance the automotive businesses' profit margin, which would result in before tax charges of approximately $150 million by the end of 2000. In 2000, 1999 and 1998 before tax charges of $56 million, $80 million and $24 million, respectively, were recorded for plant closings, severance costs and asset impairments. Other accruals relating to severance costs and plant closings at December 31, 2000 and 1999 were $32 million and $35 million, respectively. For the year ended December 31, 2000, $16 million, which was recorded in administrative and selling expenses, was used for severance payments; and $43 million, which was recorded in cost of sales, was used for plant closings, including severance associated with the plant closings. During 1999, $7 million, which was recorded in administrative and selling expenses, was used for severance payments; and $56 million, which was recorded in cost of sales, was used for plant closings, including severance associated with the plant closings, and asset impairments. During 1998, $6 million, which was recorded in administrative and selling expenses, was used for severance payments. The balance of $32 million will be used primarily for severance costs and plant closings in 2001, thereby completing the program.

During the third quarter of 2000, the Company announced plans to consolidate operations of its Mesa air bag manufacturing facilities. As a result, the Company recorded an asset impairment and a restructuring charge of approximately $52 million and $3 million, respectively, in cost of sales. A comparison of projected future cash flows for the Mesa facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value of the assets. Included in the restructuring charge are costs associated with future lease obligations. The Company expects the consolidation plan to be completed by the first half of 2002.

In the fourth quarter of 2000, the Company announced that it would incur charges primarily for the reorganization and downsizing of the Company's aftermarket business and recorded a before tax charge of $26 million, of which $16 million was recorded in administrative and selling expenses and the remainder was recorded in cost of sales. Other accruals at December 31, 2000 included $15 million for severance and plant closings costs relating to the reorganization and downsizing. The Company expects these actions to be completed during the first half of 2001. In addition, as a result of a loss of several existing and future contracts at an engine components facility, the Company recorded an asset impairment charge of $15 million in cost of sales. A comparison of projected future cash flows for the facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value.

OTHER (INCOME)EXPENSE-NET

(In millions)	2000	1999	1998
Net gain on sale of nonoperating assets	$(343)	$(362)	$ —
ICO Global investment write-off	—	79	—
Claims and litigation	68	—	—
Write-down of technology investment	26	—	—
LucasVarity related expenses	—	50	—
Patent litigation settlement	—	—	(49)
Earnings of affiliates	(3)	(14)	(5)
Foreign currency exchange	52	66	7
Minority interests	18	23	11
Miscellaneous other (income)expense	(49)	(55)	(44)
	$(231)	$(213)	$(80)

Net gain on sale of nonoperating assets in 2000 primarily includes gains of $217 million relating to the sales of RF Micro Devices, Inc. (RFMD) common stock and a gain of $23 million from the exchange of the Company's interest in Paracel Inc., an affiliate, for shares in Applera Corporation – Celera Genomics Group (Celera). In addition, the Company recorded a gain of $79 million relating to the Endwave transactions. Net gain on sale of nonoperating assets in 1999 primarily includes gains of $306 million relating to sales of RFMD common stock and a gain of $29 million from the issuance of RFMD common stock in a registered public offering.

OPERATING SEGMENTS

The Company is a United States-based company providing advanced technology products and services for the automotive and aerospace and information systems markets. The Company reports in seven operating segments. The Company's automotive businesses are reported as Occupant Safety Systems, Chassis Systems, Automotive Electronics and Other Automotive segments. The Company's aerospace and information systems' businesses are reported as Space & Electronics, Systems & Information Technology and Aeronautical Systems segments.

The principal markets for the Company's automotive products are the North American, European and Asian original equipment manufacturers and independent distributors. The Aerospace & Information Systems segments primarily offer products and services to the United States Government, agencies of the United States Government, state and local governments and international and commercial customers.

A description of the products and services provided by each of the operating segments follows.

Occupant Safety Systems - inflatable restraint systems, including driver, passenger, side, knee and rollover air bags; seat belt systems, including front and rear pretensioners; and steering wheels.

Chassis Systems - steering systems and components, including hydraulic and electrically assisted power and manual rack and pinion steering for light vehicles; light vehicle braking systems, including foundation, actuation and anti-lock braking systems (ABS); vehicle stability controls (VSC); chassis modules and integrated vehicle control systems (IVCS); suspension components; and aftermarket operations, including parts, service and technical and diagnostic support.

Automotive Electronics - body control systems, safety and security systems, chassis and powertrain controls, sensors and components and engineered fasteners. A majority of the sensors and components business was divested during the fourth quarter of 2000.

Other Automotive - engine valves and valve train parts; power steering systems and suspension components for commercial vehicles; diesel systems including fuel injection systems comprised of mechanical rotary pumps, fuel injectors and filters for fully-integrated electronically-controlled systems; stud welding systems and metal fasteners; and wiring systems. Stud welding systems, wiring systems and a majority of diesel systems were divested in the first quarter of 2000.

Space & Electronics - spacecraft, including the design and manufacture of spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components; and electronic systems, equipment, components and services, including the design and manufacture of space communications systems, avionics systems, commercial telecommunications and other electronic technologies for tactical and strategic applications.

Systems & Information Technology - systems engineering, systems integration, software development, modeling and simulation, test and evaluation, training, operations, logistics and information technology for high technology systems, products and services in the fields of command and control, strategic missiles, missile and air defense, airborne reconnaissance, unmanned aerial vehicles, intelligence management and processing, earth observation, nuclear waste management, air traffic control, counterterrorism, physical and information security, criminal justice, health and human services, integrated supply chain, warehousing, logistics, tax and finance. The warehousing business was discontinued or sold by the end of 2000.

Aeronautical Systems - engine controls, power generation, flight controls, nacelle actuation, power transmission, cargo systems, hoists and winches, missile actuation and comprehensive equipment services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates operating performance based on profit before taxes and total assets net of segment current operating liabilities. Prepaid pension cost and the related pension income for corporate and divested operations, unrealized gains on securities for affiliate investments accounted for using the cost method, debt and related interest expense, interest related to the other postretirement benefit liability, currently payable income taxes, current deferred income taxes, long-term deferred income taxes in 1998 and corporate staff expenses are maintained at the corporate level and are not a component of the operating segment results.

As a result of the dispositions of Lucas Diesel Systems, Nelson Stud Welding and a LucasVarity wiring company, segment assets for the Other Automotive segment decreased by approximately $925 million during 2000. Segment assets for 1999 have been restated to include a portion of the prepaid pension cost attributable to the segments that was previously reflected as a component of the segment asset reconciliation.

14

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</R>

Financial information for the operating segments for each of the three years ended December 31 is as follows:

(In millions)	Occupant Safety Systems	Chassis Systems	Automotive Electronics	Other Automotive	Space & Electronics	Systems & Information Technology	Aeronautical Systems	Total
2000								
Sales to external customers	$2,803	$5,681	$1,664	$ 846	$1,880	$3,252	$1,105	$17,231
Intersegment sales	1	14	91	5	56	131	—	298
Profit before taxes	59	290	94	65	459	209	152	1,328
Unusual items- income(expense) included in profit	(101)	(98)	(17)	4	295	(4)	—	79
Segment assets	1,147	3,466	1,206	278	568	564	1,689	8,918
Depreciation and amortization	154	290	84	45	89	45	67	774
Capital expenditures including other intangibles	105	297	62	37	148	41	50	740
1999								
Sales to external customers	$3,009	$5,077	$1,632	$1,610	$1,870	$2,869	$ 902	$16,969
Intersegment sales	3	12	81	59	29	111	—	295
Profit before taxes	187	299	114	115	500	86	123	1,424
Unusual items- income(expense) included in profit	(9)	(76)	(14)	(1)	256	(99)	—	57
Segment assets	1,498	4,024	1,424	1,276	385	556	1,927	11,090
Depreciation and amortization	173	266	81	105	103	58	49	835
Capital expenditures including other intangibles	142	302	88	132	101	41	55	861
1998								
Sales to external customers	$3,042	$2,201	$1,137	$ 821	$1,922	$2,763	$ —	$11,886
Intersegment sales	4	11	40	3	40	115	—	213
Profit before taxes	257	129	73	84	266	192	—	1,001
Unusual items- income(expense) included in profit	—	(7)	(13)	(4)	34	(26)	—	(16)
Segment assets	1,605	809	529	373	366	874	—	4,556
Depreciation and amortization	184	109	57	46	95	61	—	552
Capital expenditures including other intangibles	161	145	95	55	115	48	—	619

15

The Company accounts for intersegment sales or transfers at current market prices for the Automotive segments and at cost for the Aerospace & Information Systems segments. Sales to agencies of the United States Government, primarily by the Space & Electronics and Systems & Information Technology segments, were $4,497 million in 2000, $4,248 million in 1999 and $4,119 million in 1998. Sales to Ford Motor Company by the four Automotive segments were $2,080 million in 2000, $2,143 million in 1999 and $1,423 million in 1998.

Reconciliations of the items reported for the operating segments to the applicable amounts reported in the consolidated financial statements are as follows:

(In millions)	2000	1999	1998
Profit before taxes	$ 1,328	$ 1,424	$1,001
Purchased in-process research and development	(12)	(85)	—
Financing cost	(531)	(531)	(119)
Pension income	217	180	—
Corporate expense and other	(296)	(201)	(136)
Earnings before income taxes	$ 706	$ 787	$ 746

(In millions)	2000	1999	1998
Segment assets	$ 8,918	$11,090	$4,556
Segment current operating liabilities	3,142	2,497	1,843
Current deferred taxes	353	423	179
Long-term deferred taxes	—	—	33
Prepaid pension cost	2,280	2,220	171
Unrealized gain on securities	576	917	46
Segment eliminations and adjustments	171	272	122
Corporate and other	1,027	847	390
Total assets	$16,467	$18,266	$7,340

Information concerning principal geographic areas for and as of the three years ended December 31 is as follows:

(In millions)	United States	Germany	United Kingdom	All Other	Total
Sales from external customers					
2000	$10,287	$1,804	$1,447	$3,693	$17,231
1999	9,726	1,873	2,079	3,291	16,969
1998	7,658	1,562	452	2,214	11,886
Property, plant and equipment-net					
2000	$ 1,770	$ 460	$ 450	$ 907	$ 3,587
1999	1,934	525	515	920	3,894
1998	1,491	497	124	571	2,683

Sales are attributable to geographic areas based on the location of the assets generating the sales. Inter-area sales are not significant to the total sales of any geographic area.

16

CASH AND CASH EQUIVALENTS

(In millions)	2000	1999
Cash and cash equivalents	$203	$228
Short-term securities	64	—
	$267	$228

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Short-term securities are stated at fair value based on quoted market prices.

FINANCIAL INSTRUMENTS

Forward exchange contracts – The Company enters into forward exchange contracts that hedge firm foreign currency commitments, anticipated transactions and certain intercompany transactions. At December 31, 2000, the Company had contracts outstanding with a notional amount of $1.4 billion, denominated principally in the U.S. dollar, the Euro, the Canadian dollar and the British pound, maturing at various dates through April 2007. Contracts outstanding increased from $1 billion at December 31, 1999, primarily due to the hedging of foreign currency exposures associated with the aerospace business.

The fair market value of the forward exchange contracts were assets of approximately $11 million at December 31, 2000 and $75 million at December 31, 1999. Changes in market value of the contracts that hedge firm foreign currency commitments and intercompany transactions are generally included in the basis of the transactions. Changes in the market value of the contracts that hedge anticipated transactions are generally recognized in earnings.

Foreign exchange contracts are placed with a number of major financial institutions to minimize credit risk. No collateral is held in relation to the contracts, and the Company anticipates that these financial institutions will satisfy their obligations under the contracts.

Fair values of financial instruments –

(In millions)	2000 Carrying Value	2000 Fair Value	1999 Carrying Value	1999 Fair Value
Cash and cash equivalents	$ 267	$ 267	$ 228	$ 228
Short-term debt	1,450	1,450	2,444	2,444
Floating rate long-term debt	492	489	1,782	1,782
Fixed rate long-term debt	4,762	4,439	4,345	4,145
Forward currency exchange contracts – asset	12	11	73	75
Interest rate swaps – (liability)	—	(6)	—	(3)
Forward share sale agreements – (liability)	(76)	(104)	—	—

The fair value of long-term debt was estimated using a discounted cash flow analysis based on the Company's current borrowing rates for similar types of borrowing arrangements. The fair value of interest rate hedges and forward currency exchange contracts is estimated based on quoted market prices of offsetting contracts. The fair value of the forward share sale agreements was estimated using a discounted cash flow analysis of the liability portion of the contracts that was added to a market estimate of the ceiling and floor prices based on a Black-Scholes pricing model.

Interest rate swap agreements – In addition to the $525 million interest rate swaps outstanding at December 31, 1999, of which $100 million was forward starting, the Company entered into four $50 million forward starting fixed interest rate swaps as a hedge of future long-term debt issuance during the first quarter of 2000. During the second quarter of 2000, the Company entered into a $50 million forward starting fixed interest rate swap as a hedge of future long-term debt issuance. In connection with the issuance of $500 million of 8.75% Notes due 2006, the Company terminated $250 million of forward starting fixed interest rate swaps at a gain of $7 million. The gain will be amortized as a reduction of interest expense over the life of the long-term debt. During the third quarter of 2000, the Company's obligation on two $50 million forward starting fixed interest rate swaps was changed to two $50 million interest rate swaps in which the Company pays a fixed rate and receives a floating rate. Interest rate swap agreements outstanding at December 31, 2000 were $525 million.

The fair market value of the total outstanding interest rate swap agreements was a liability of approximately $6 million at December 31, 2000. Net payments or receipts under the agreements will be recognized as an adjustment to interest expense. The agreements were entered into with major financial institutions. The Company anticipates that the financial institutions will satisfy their obligations under the agreements. No collateral is held in relation to the agreements.

Forward share sale agreements – During the first quarter of 2000, the Company monetized 2 million shares of its holdings in RFMD through the execution of three forward share sale agreements maturing in February 2003, August 2003 and February 2004. During August 2000, RFMD effected a 2-for-1 stock split, thereby doubling the number of shares currently held by the Company. The Company received cash proceeds of $168 million in consideration for its agreement to deliver up to 4 million shares of RFMD common stock, in the aggregate, upon maturity of the contracts. The actual number of shares to be delivered upon maturity of each agreement will be determined on the basis of a formula set forth in the agreements, comparing the average closing price of the shares for the five trading days preceding the maturity date to the floor price per share. The proceeds from the transactions were used to pay down short-term debt. The up-front proceeds were reduced by a discount of approximately $48 million that is being amortized as interest expense using the effective interest rate method over the life of the agreements. Through the setting of a floor and ceiling price, the forward share sale agreements eliminate the Company's exposure to downside market risk, and at the same time, enable the Company to retain potential market appreciation up to the respective ceiling price. Certain terms of the agreements, as restated for the 2-for-1 stock split, are summarized below:

	February 2003 Agreement	August 2003 Agreement	February 2004 Agreement
Number of shares	1,333,334	1,333,334	1,333,332
Floor price per share	$54	$54	$54
Ceiling price per share	79	86	93
Up-front proceeds as a percent of floor price	80%	78%	75%

The investment in RFMD and the monetization liability are carried at fair market value. Changes in fair market value of the Company's shares of RFMD, including the 4 million shares monetized are recorded in the other comprehensive income(loss) component of shareholders' investment.

Prior to the 2-for-1 stock split, the Company sold 2.2 million shares of RFMD common stock for $181 million during the first quarter of 2000 and 422,500 shares were sold for $44 million during the second quarter of 2000. At December 31, 2000, the Company owned approximately 23 million shares, including the 4 million shares the Company pledged to secure its obligations under the forward share sale agreements. The fair value of the Company's investment in RFMD at December 31, 2000, excluding the effect of the forward share sale agreements, was approximately $635 million and has been reflected in the Balance Sheets of the Company in investments in affiliated companies.

18

During the third quarter of 2000, the Company monetized its holdings of 229,354 shares in Celera through the execution of a forward share sale agreement maturing in December 2003. The Company received cash proceeds of $18.6 million in consideration for its agreement to deliver up to 229,354 shares of Celera common stock, in the aggregate, upon maturity of the contract. The actual number of shares to be delivered upon maturity will be determined on the basis of a formula set forth in the agreement, comparing the closing price of the shares on the maturity date to the floor price per share. The proceeds from the transaction were used to pay down short-term debt. The up-front proceeds were 80% of the floor value of the shares. The $4.7 million discount is being amortized as interest expense over the life of the agreement. Through the setting of a floor and ceiling price, the forward share sale agreement eliminates the Company's exposure to downside market risk, and at the same time, enables the Company to retain potential market appreciation up to the respective ceiling price. The floor and ceiling price per share is $102 and $176, respectively.

The investment in Celera and the monetization liability are carried at fair market value. Changes in fair market value of the Company's shares of Celera are recorded in the other comprehensive income(loss) component of shareholders' investment. The fair value of the Company's investment in Celera at December 31, 2000, excluding the effect of the forward share sale agreement, was approximately $8 million and has been reflected in the Balance Sheets of the Company in investments in affiliated companies.

19

INCOME TAXES

Earnings before income taxes

(In millions)	2000	1999	1998
U.S	$ 638	$ 653	$ 534
Non-U.S	68	134	212
	$ 706	$ 787	$ 746

Provision for income taxes

(In millions)	2000	1999	1998
Current			
U.S. federal	$ 141	$ 131	$ 359
Non-U.S	64	32	86
U.S. state and local	4	2	28
	209	165	473
Deferred			
U.S. federal	34	65	(196)
Non-U.S	25	75	(10)
U.S. state and local	—	13	2
	59	153	(204)
	$ 268	$ 318	$ 269

Effective income tax rate	2000	1999	1998
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	1.8	.8	.9
U.S. state and local income taxes net of U.S. federal tax benefit	.3	1.9	2.6
Non-U.S. tax rate variances net of foreign tax credits	(.4)	(.8)	2.1
Prior years' adjustments	(1.2)	(.2)	(.3)
Purchased in-process research and development	.3	3.8	—
Other	2.2	—	(4.2)
	38.0%	40.5%	36.1%

The effective tax rate in 2000 was 38 percent compared with 40.5 percent in 1999. Excluding the IPR&D charges in 2000 and 1999, and nondeductible penalties in 2000, for which there is no income tax benefit, the 2000 and 1999 effective tax rates would have been 36.7 and 36.5 percent, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2000 and 1999, the Company had unused tax benefits of $132 million and $187 million, respectively, related to U.S. and non-U.S. net operating loss carryforwards for income tax purposes, of which $81 million and $124 million can be carried forward indefinitely and the balance expires at various dates through 2004. A valuation allowance at December 31, 2000 and 1999, of $111 million and $150 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

It is the Company's intention to reinvest undistributed earnings of certain non-U.S. subsidiaries, thereby indefinitely postponing their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings of $466 million at December 31, 2000.

(In millions)	Deferred tax assets		Deferred tax liabilities	
	2000	1999	2000	1999
Pensions and postretirement benefits other than pensions	$ 394	$ 406	$1,014	$ 938
Completed contract method of accounting for long-term contracts	—	—	185	191
Service contracts	—	—	41	21
State and local taxes	—	2	28	3
Reserves and accruals	289	252	—	6
Depreciation and amortization	—	—	208	192
Insurance accruals	38	36	—	—
U.S. net operating loss carryforwards	31	53	—	—
Non-U.S. net operating loss carryforwards	102	134	—	—
Available-for-sale equity securities	—	—	244	321
Foreign currency exchange	181	—	—	—
Other	165	103	46	93
	1,200	986	1,766	1,765
Valuation allowance for deferred tax assets	(111)	(150)	—	—
	$1,089	$ 836	$1,766	$1,765

PENSION PLANS

The Company has defined benefit pension plans for substantially all employees. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2000, and a statement of the funded status as of December 31, 2000 and 1999:

	2000		1999	
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligations				
Benefit obligations at January 1	$2,933	$4,176	$3,042	$ 517
Service cost	101	63	109	51
Interest cost	244	230	225	184
Amendments	1	—	(22)	—
Actuarial loss(gain)	383	60	(425)	376
Foreign currency exchange rate changes	—	(346)	—	(21)
Acquisitions	—	—	337	3,509
Divestitures	(7)	(4)	(1)	(260)
Benefits paid	(324)	(225)	(332)	(180)
Benefit obligations at December 31	3,331	3,954	2,933	4,176
Change in plan assets				
Fair value of plan assets at January 1	3,801	6,520	3,304	335
Actual return on plan assets	(17)	(88)	458	744
Foreign currency exchange rate changes	—	(531)	—	8
Acquisitions	—	—	357	5,933
Divestitures	(8)	(1)	(1)	(350)
Company contributions	14	19	15	17
Plan participant contributions	—	10	—	13
Benefits paid	(324)	(225)	(332)	(180)
Fair value of plan assets at December 31	3,466	5,704	3,801	6,520
Funded status of the plan	135	1,750	868	2,344
Unrecognized actuarial (gain)loss	(56)	702	(767)	46
Unrecognized prior service cost	26	8	11	7
Unrecognized net transition asset	—	(6)	(1)	(7)
Total recognized	$ 105	$2,454	$ 111	$2,390

The following table provides the amounts recognized in the Balance Sheets as of December 31, 2000 and 1999:

	2000		1999	
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Prepaid benefit cost	$177	$2,725	$195	$2,681
Accrued benefit liability	(72)	(271)	(84)	(291)
Additional minimum liability	(22)	(25)	(6)	(22)
Intangible asset and other	10	3	5	4
Accumulated other comprehensive income(loss)	12	22	1	18
Total recognized	$105	$2,454	$111	$2,390

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $243 million,

22

$225 million and $136 million, respectively, as of December 31, 2000, and $139 million, $116 million and $47 million, respectively, as of December 31, 1999.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $281 million, $254 million and $17 million, respectively, as of December 31, 2000, and $324 million, $301 million and $40 million, respectively, as of December 31, 1999.

The defined benefit pension plans held approximately 4.8 million shares of the Company's common stock with a fair value of approximately $185 million at December 31, 2000. The plans received approximately $6 million in dividends on these shares in 2000.

The following table provides the components of net pension (income)cost for the plans for years 2000, 1999 and 1998:

	2000		1999		1998	
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Defined benefit plans						
Service cost–benefits earned during the year	$ 101	$ 63	$ 109	$ 51	$ 94	$ 16
Interest cost on projected benefit obligations	244	230	225	184	200	29
Expected return on plan assets	(321)	(500)	(298)	(412)	(260)	(28)
Amortization of recognized (gain)loss	(2)	—	2	1	1	1
Amortization of prior service cost	8	2	8	2	7	2
Amortization of transition asset	(1)	(1)	(3)	(1)	(18)	(1)
Defined benefit plans	29	(206)	43	(175)	24	19
Defined contribution plans	8	1	13	3	1	5
Employee stock ownership and savings plan	51	—	51	—	47	—
Total pension (income)cost	$ 88	$(205)	$ 107	$(172)	$ 72	$ 24

The amount included within other comprehensive income(loss) arising from a change in the minimum pension liability was a loss of $10 million, net of tax of $5 million, in 2000; income of $1 million, net of tax, in 1999; and a loss of $11 million, net of tax of $5 million, in 1998.

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

	2000		1999	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Actuarial assumptions				
Discount rate	7.50%	6.0-7.0%	8.00%	5.5-7.25%
Rate of increase in compensation levels	4.10%	3.5-4.5%	4.10%	3.5-4.75%

The expected long-term rate of return on plan assets for U.S. plans was 9.5 percent for 2000 and 1999. For non-U.S. plans the expected long-term rate of return ranged from 8 to 8.75 percent in 2000 and 1999.

The Company sponsors a contributory stock ownership and savings plan for which a majority of its U.S. employees are eligible and matches employee contributions up to 3 percent of the participant's qualified compensation. The Company contributions are held in an unleveraged employee stock ownership plan. The Company also sponsors other defined contribution pension plans covering employees at some of its operations.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides health care and life insurance benefits for a majority of its retired employees in the United States and Canada. The health care plans provide for cost sharing, in the form of employee contributions, deductibles and coinsurance, between the Company and its retirees. The postretirement health care plan covering a majority of employees who retired since August 1, 1988, limits the annual increase in the Company's contribution toward the plan's cost to a maximum of the lesser of 50 percent of medical inflation or 4 percent. Life insurance benefits are generally noncontributory. The Company's policy is to fund the cost of postretirement health care and life insurance benefits in amounts determined at the discretion of management. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2000, and a statement of the funded status as of December 31, 2000 and 1999:

(In millions)	2000	1999
Change in benefit obligations		
Benefit obligations at January 1	$ 1,249	$ 834
Service cost	22	21
Interest cost	94	81
Actuarial loss(gain)	139	(142)
Acquisitions	—	531
Divestitures	(4)	(11)
Foreign currency exchange rate changes	(4)	4
Plan amendments	(25)	(3)
Plan participant contributions	8	8
Benefits paid	(104)	(74)
Benefit obligations at December 31	1,375	1,249
Change in plan assets		
Fair value of plan assets at January 1	184	151
Actual return on plan assets	(3)	16
Company contributions	108	83
Plan participant contributions	8	8
Benefits paid	(104)	(74)
Fair value of plan assets at December 31	193	184
Funded status of the plan	(1,182)	(1,065)
Unrecognized actuarial loss(gain)	5	(156)
Unrecognized prior service cost	(30)	(7)
Total accrued benefit cost recognized	$(1,207)	$(1,228)

The following table provides the components of net postretirement benefit cost for the plans for years 2000, 1999 and 1998:

(In millions)	2000	1999	1998
Components of net postretirement benefit cost			
Service cost	$ 22	$ 21	$ 19
Interest cost	94	81	54
Expected return on plan assets	(18)	(15)	(13)
Amortization of recognized income	(3)	(1)	—
Curtailment gain	(4)	—	—
Amortization of prior service cost	(2)	—	—
Net postretirement benefit cost	$ 89	$ 86	$ 60

The weighted-average discount rate used in determining the accumulated postretirement benefit obligations as of December 31, 2000 and 1999 was 7.5 percent and 8 percent, respectively. The weighted-average expected long-term rate of return on plan assets was 9.5 percent for 2000 and 1999. A 6.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.1 percent in the year 2010 and remain at that level, thereafter.

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(In millions)	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 14	$ (12)
Effect on postretirement benefit obligations	135	(115)

25

DEBT AND CREDIT AGREEMENTS

Short-term debt (In millions)	2000	1999
U.S. borrowings	$1,222	$2,044
Non-U.S. borrowings	228	400
	$1,450	$2,444

Long-term debt (In millions)	2000	1999
U.S. Notes and Debentures		
Floating Rate Notes due 2000	$ —	$ 575
Floating Rate Notes due 2002	300	—
6.45% Notes due 2001	425	425
6.50% Notes due 2002	400	400
6.625% Notes due 2004	700	700
6.05% Notes due 2005	200	200
8.75% Notes due 2006	500	—
6.30% Notes due 2008	100	100
7.125% Notes due 2009	750	750
6.25% Notes due 2010	150	150
9.35% Notes due 2020	100	100
9.375% Notes due 2021	100	100
6.65% Debentures due 2028	150	150
7.75% Debentures due 2029	550	550
Other notes and debentures	305	314
Other U.S. borrowings	111	1,105
Non-U.S. borrowings	413	508
Total long-term debt	5,254	6,127
Less current portion	489	758
	$4,765	$5,369

On January 25, 2000, the Company established two revolving credit agreements in an aggregate amount of $3.3 billion with 29 banks. The first agreement, in an amount of $2.3 billion, will expire on January 23, 2001 with an option to extend the maturity of outstanding borrowings at that time to January 23, 2002. The second agreement, in an amount of $1 billion, will expire on January 25, 2005. The interest rates under the agreements are either the prime rate or a rate based on the London Interbank Offered Rate (LIBOR), at the option of the Company. Also on January 25, 2000, certain of the Company's existing credit agreements as of December 31, 1999 were terminated in an aggregate amount of approximately $5 billion. The credit agreements that were terminated included the remaining $3.3 billion of the original $7.4 billion two-tranche credit agreement established to finance the LucasVarity acquisition, the $750 million and $745 million U.S. revolving credit agreements and the $250 million multicurrency revolving credit agreement. During the second quarter of 2000, the Company voluntarily reduced its $2.3 billion revolving credit agreement by $300 million. At December 31, 2000, there were no outstanding borrowings under these agreements. The Company's available commitments were $3 billion at December 31, 2000.

The Company also maintains a committed U.S. dollar denominated revolving credit agreement with five banks for use by the Company's Brazilian operations. The agreement allows the Company to borrow up to $50 million and extends through July 2003. The interest rate under the agreement is a rate based on LIBOR. There were no outstanding borrowings as of December 31, 2000 and 1999, under this agreement.

See the Events Subsequent to Date of Report of Independent Auditors note for the status of the credit facilities subsequent to December 31, 2000.

During the first quarter of 2000, the Company completed an issuance utilizing its universal shelf registration statement of $300 million of medium term notes due March 2002. The interest rate is a floating rate based on a three-month LIBOR. During the second quarter of 2000, the Company completed an issuance utilizing the universal shelf registration statement of $500 million of 8.75% Notes due 2006. The proceeds of these offerings were used to repay commercial paper.

At December 31, 2000, $100 million of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its revolving credit agreements.

The Company established a $2.5 billion Universal Shelf Registration Statement during 1999 with $1.7 billion remaining available at December 31, 2000. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

The weighted-average interest rate on short-term borrowings outstanding, including amounts reclassified to long-term debt, at December 31, 2000 and 1999, was 7.3 percent and 6.4 percent, respectively. Other notes and debentures bear interest at rates ranging from 6.31 percent to 9.25 percent and mature at various dates through 2020. Long-term non-U.S. borrowings bear interest, stated in terms of the local currency borrowing, at rates ranging from 3.5 percent to 14.4 percent at December 31, 2000, and mature at various dates through 2020.

The maturities of long-term debt are, in millions: 2001-$489; 2002-$739; 2003-$122; 2004-$749; 2005-$316; and $2,839 thereafter.

The indentures and other debt agreements impose, among other covenants, maintenance of minimum net worth. Under the most restrictive interpretation of these covenants, the payment of dividends was limited to approximately $751 million at December 31, 2000.

Compensating balance arrangements and commitment fees were not material.

LEASE COMMITMENTS

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and computer and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $249 million for 2000, $229 million for 1999 and $180 million for 1998.

At December 31, 2000, the future minimum lease payments for noncancelable operating leases totaled $425 million and are payable as follows: 2001-$119; 2002-$88; 2003-$57; 2004-$44; 2005-$34; and $83 thereafter.

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CAPITAL STOCK

Serial Preference Stock II - cumulative – stated at $2.75 a share; 5 million shares authorized.

Series 1 - each share convertible into 8.8 shares of common; redeemable at $104 per share; involuntary liquidation price of $104 per share; dividend rate of $4.40 per annum.

Series 3 - each share convertible into 7.448 shares of common; redeemable at $100 per share; involuntary liquidation price of $40 per share; dividend rate of $4.50 per annum.

Series 4 - not convertible into common shares; redemption price and involuntary liquidation price of $125 per one one-hundredth of a share; annual dividend rate per one one-hundredth of a share of the lesser of $4.00 or the current dividend on common stock; no shares outstanding at December 31, 2000.

Common Stock - $0.625 par value; authorized 500 million shares; shares outstanding were reduced by treasury shares of 9.4 million in 2000 and 11.6 million in 1999.

On February 11, 2000, the Company redeemed the stock purchase rights issued pursuant to the Rights Agreement dated April 24, 1996. In redeeming the rights, the Company's Directors authorized a one-time payment to shareholders of $.005 per common share, which was paid March 15, 2000, to shareholders of record on February 11, 2000.

At December 31, 2000, 18.6 million shares of common stock were reserved for the exercise and issuance of stock options and conversion of the Serial Preference Stock II, Series 1 and 3.

Holders of Series 1 preferred stock, Series 3 preferred stock and common stock each have one vote per share.

STOCK OPTIONS

The Company has granted nonqualified stock options to certain employees to purchase the Company's common stock at the market price on the date of grant. Stock options granted to employees become exercisable to the extent of one-third of the optioned shares for each full year of employment following the date of grant and expire 10 years after the date of grant. The Company applies the provisions of Accounting Principles Board Opinion (APB) No. 25 in accounting for its employee stock options and, as such, no compensation expense is recognized as the exercise price equals the market price of the stock on the date of grant.

| | 2000 | | 1999 | | 1998 | |
	Millions of shares	Weighted-average exercise price	Millions of shares	Weighted-average exercise price	Millions of shares	Weighted-average exercise price
Outstanding at beginning of year	11.5	$43.68	9.8	$40.11	8.5	$35.02
Granted	5.7	52.06	3.2	50.18	2.4	53.31
Exercised	1.1	31.04	1.1	28.02	.9	25.68
Canceled, expired or terminated	1.0	51.48	.4	51.24	.2	46.54
Outstanding at end of year	15.1	47.30	11.5	43.68	9.8	40.11
Exercisable	7.3	42.68	6.5	37.91	5.8	32.31
Weighted-average fair value of options granted		14.73		13.93		12.86

At December 31, 2000, approximately 3,000 employees were participants in the Company's options plans. As of that date, the per share exercise prices of options outstanding ranged from $21.75 to $58.88. The following table provides certain information with respect to stock options outstanding at December 31, 2000:

| | Options Outstanding | | | Options Exercisable | |
Range of exercise prices	Millions of shares outstanding	Weighted-average remaining contractual life in years	Weighted-average exercise price	Millions of shares exercisable	Weighted-average exercise price
$21.75 - $39.99	2.5	2.6	$28.88	2.5	$28.88
40.00 - 58.88	12.6	8.0	50.93	4.8	49.73
	15.1	7.1	$47.30	7.3	$42.68

Had the compensation cost for the stock options granted in 2000, 1999 and 1998 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced by $24 million, or $.19 per share, in 2000, $16 million, or $.13 per share, in 1999 and $13 million, or $.10 per share, in 1998.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rate of 5.83%, 6.21% and 4.59%; dividend yield of 2.61%, 2.50% and 2.28%; expected volatility of 27%, 25% and 23%; and an expected option life of six years for 2000, 1999 and 1998.

In addition, the Company has granted restricted stock to certain employees. Restricted stock is nontransferable and subject to forfeiture until the stock becomes exercisable. The restricted stock that was granted becomes exercisable at various future dates, ranging from one to twelve years. The Company applies the provisions of APB No. 25 in accounting for its restricted stock and, as such, recognizes compensation expense equal to the market price of the stock on the date of the grant. Restricted stock outstanding, the weighted-average fair value of stock granted and the weighted-average remaining contractual life of outstanding restricted stock was approximately 788,000 shares, $40.48 per share and 9.4 years, respectively, at December 31, 2000. Had the compensation cost for the restricted stock granted in 2000 been determined based on the fair value at the grant date, consistent with the fair value method of SFAS No. 123, the Company's net earnings and earnings per share would have increased by $2.6 million, or $.02 per share, respectively, in 2000.

EARNINGS PER SHARE

(In millions except per share data)	2000	1999	1998
Numerator			
Net earnings	$438.1	$468.8	$476.8
Preferred stock dividends	(.5)	(.5)	(.6)
Numerator for basic earnings per share–net earnings available to common shareholders	437.6	468.3	476.2
Effect of dilutive securities			
Preferred stock dividends	.5	.5	.6
Numerator for diluted earnings per share–net earnings available to common shareholders	$438.1	$468.8	$476.8
Denominator			
Denominator for basic earnings per share–weighted-average common share	123.1	121.0	121.3
Effect of dilutive securities			
Convertible preferred stock	.8	.8	.9
Employee stock options	1.0	1.7	2.2
Dilutive potential common shares	1.8	2.5	3.1
Denominator for diluted earnings per share–adjusted weighted-average shares after assumed conversions	124.9	123.5	124.4
Diluted earnings per share	$ 3.51	$ 3.80	$ 3.83
Basic earnings per share	3.55	3.87	3.93

ACCUMULATED OTHER COMPREHENSIVE INCOME(LOSS)

The components of accumulated other comprehensive income(loss) at December 31, 2000 and 1999 are as follows:

(In millions)	2000	1999
Foreign currency exchange loss (net of tax of $183 million in 2000 and $16 million in 1999)	$(423)	$(176)
Unrealized gain on securities (net of tax of $244 million in 2000 and $321 million in 1999)	453	596
Minimum pension liability adjustments (net of tax of $12 million in 2000 and $7 million in 1999)	(22)	(12)
	$ 8	$ 408

CONTINGENCIES

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and some of these matters may be resolved unfavorably with respect to the Company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to the professional judgment of Company environmental engineers in consultation with outside environmental specialists when necessary. At multi-party sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 2000, the Company had reserves for environmental matters of $194 million, including $32 million of expense and $56 million of additional reserves relating to the LucasVarity acquisition, recorded during the year. The Company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 2000, the other notes and accounts receivable caption on the balance sheet includes $13 million of insurance recoveries related to environmental matters. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company's financial position. However, the Company cannot predict the effect on the Company's financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company's financial position or the possible effect of compliance with environmental requirements imposed in the future.

Further, product liability claims may be asserted in the future for events not currently known by management. Although the ultimate liability from these potential claims cannot be ascertained at December 31, 2000, management does not anticipate that any related liability, after consideration of insurance recovery, would have a material adverse effect on the Company's financial position.

During 1996, the Company was advised by the United States Department of Justice (DOJ) that the Company had been named as a defendant in two lawsuits brought by a former employee of the Company's former Space & Technology Group and originally filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The Act permits an individual to bring suit in the name of the United States and share in any recovery. The allegations in the lawsuits relate to the classification of costs incurred by the Company that were charged to certain of its federal contracts. Under the law, the government must investigate the allegations and determine whether it wishes to intervene and take responsibility for the lawsuits. On February 13, 1998, the DOJ intervened in the litigation. On February 19, 1998 and March 4, 1998, the former employee filed amended complaints in the Central District of California that realleged certain of the claims included in the 1994 and 1995 lawsuits and omitted the remainder. The amended complaints allege that the United States has incurred substantial damages and that the Company should be ordered to cease and desist from violations of the civil False Claims Act and is liable for treble damages, penalties, costs, including attorneys' fees, and such other relief as deemed proper by the court. On March 17, 1998, the DOJ filed its complaint against the Company upon intervention in the 1994 lawsuit, which set forth a limited number of the allegations in the 1994 lawsuit and other allegations not in the 1994 lawsuit. The DOJ elected not to pursue the other claims in the 1994 lawsuit or the claims in the 1995 lawsuit. The DOJ's complaint alleges that the Company is liable for treble damages, penalties, interest, costs and "other proper relief." On March 18, 1998, the former employee withdrew the first amended complaint in the 1994

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lawsuit at the request of the DOJ. On May 18, 1998, the Company filed answers to the former employee's first amended complaint in the 1995 lawsuit and to the DOJ's complaint, denying all substantive allegations against the Company contained therein. At the same time, the Company filed counterclaims against both the former employee and the federal government. On July 20, 1998, both the former employee and the DOJ filed motions seeking to dismiss the Company's counterclaims. On November 23, 1998 (entered as an Order on January 21, 1999), the court dismissed certain counterclaims asserted against the former employee and the federal government and took under advisement the former employee's motion to dismiss certain other counterclaims. On March 15, 1999, the DOJ was granted leave to file a First Amended Complaint, which adds certain allegations concerning the Company's subcontracts. On August 6, 1999, the Government filed its Second Amended Complaint, which incorporated vouchers, progress payment requests and invoices submitted by the Company to higher tier Government contractors among the class of allegedly false claims challenged by the Government. On September 29, 1999, the former employee filed his Second Amended Complaint, which incorporated subcontracts performed by the Company for higher tier Government contractors among the class of contracts under which allegedly false claims were presented, and added allegations relating to certain of the former employee's pre-existing claims. On May 9, 2000, the Company voluntarily dismissed its remaining counterclaims against the former employee, with prejudice. On July 10, 2000, the DOJ filed a motion seeking permission to intervene in the 1995 lawsuit, which motion was granted on August 16, 2000. Thereafter, on August 30, 2000, the DOJ and the former employee filed a single consolidated complaint encompassing all of the claims in the 1994 and 1995 lawsuits, as those matters were constituted prior to the filing of the DOJ's July 10, 2000 motion. On December 13, 2000, the District Court ruled in favor of the Government on the cross-motions for summary judgment that had been filed by the parties concerning one element of one of the claims in the consolidated complaint, relating to certain charges associated with the Company's "Odyssey" project. The Company cannot presently predict the outcome of these lawsuits, although management believes that their ultimate resolution will not have a material effect on the Company's financial condition or results of operations.

TRW Vehicle Safety Systems Inc. (VSSI), a wholly-owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality (ADEQ) in 1997, potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. ADEQ, the United States Environmental Protection Agency (EPA), the DOJ and the Arizona State Attorney General conducted civil and criminal investigations into these potential violations, and the Company cooperated with these investigations. On January 18, 2001, TRW announced that VSSI entered into a proposed settlement agreement with the DOJ, the EPA, the State of Arizona and the ADEQ regarding these alleged violations. The proposed civil settlement provides that VSSI will pay a civil fine of approximately $6 million and perform site remediation at its Queen Creek, Arizona facility, if necessary, and at a landfill site in Arizona. The landfill site remediation and other supplemental environmental programs VSSI has agreed to implement total approximately $7 million. VSSI expects to incur additional costs for remediation at its Queen Creek, Arizona facility. Separately, VSSI announced it has entered into a conditional criminal settlement with state and federal authorities under which VSSI would plead guilty to certain Resource Conservation and Recovery Act violations. The criminal settlement is expressly conditioned on completion of the civil settlement, which will not occur until after state and federal authorities evaluate comments submitted by the public during a 30-day comment period. If finalized, the criminal fines would total $12 million. The Company has recorded reserves for possible penalties and environmental work that may be incurred.

See the Events Subsequent to Date of Report of Independent Auditors note for the status of the above matter subsequent to January 22, 2001, the date of such report.

On March 31, 2000, VSSI was served with a putative class action lawsuit filed in Maricopa County Superior Court in the State of Arizona. The lawsuit was filed on behalf of everyone living within a five-mile radius of the Company's air bag manufacturing plant in Mesa, Arizona. The lawsuit alleges that emissions from the plant have caused health problems for residents living near the plant and that the Company concealed information about the potential health risks of its emissions. The lawsuit also alleges that animals and plant life have been injured or destroyed through significant exposure to

33

toxic emissions. Plaintiffs are asking the court to require the Company to institute medical monitoring for the claimants, to conduct various studies regarding, among other things, the risks of sodium azide, to cease operations that release toxic substances into the air and to create a supervised fund to pay for medical screening and monitoring. Plaintiffs also are seeking attorneys' fees and punitive damages. The Company believes there is no valid scientific basis for these claims and intends to defend itself vigorously. The Company timely removed the case to federal court and the plaintiffs' motion to remand the case to state court was denied. The federal court also agreed with the Company's position that the first issue to be resolved is class certification and initial discovery will be limited to issues related to whether the case should proceed as a class action. The Company will vigorously oppose class certification. The Company is not able to predict the outcome of this lawsuit at this time.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company's then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW's acquisition of LucasVarity in 1999. The Company is cooperating with the investigation and is unable to predict the outcome of the investigation at this time.

EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT AUDITORS (UNAUDITED)

The Company amended and restated the revolving credit agreement expiring on January 23, 2001 in an aggregate amount of $1.8 billion with 26 banks to establish a new expiration date of January 22, 2002 with an option to extend the maturity of outstanding borrowings at that time to January 22, 2003. The interest rate under the agreement is either the prime rate or a rate based on LIBOR, at the option of the Company. The Company also canceled a revolving credit agreement for use by the Company's Brazilian operations.

On February 27, 2001, following completion of a 30-day public comment period, the United States and the State of Arizona governments moved to enter the consent decree related to the proposed civil settlement in connection with potential violations by VSSI of the Arizona hazardous waste law at VSSI's Queen Creek, Arizona facility, described in the Contingencies note. The Company is awaiting a ruling on that motion by the U.S. District Court for the District of Arizona.

STOCK PRICES AND DIVIDENDS (UNAUDITED)

The book value per common share at December 31, 2000, was $21.29 compared to $22.19 at the end of 1999. The Company's Directors declared the 250th consecutive quarterly dividend during December 2000. Dividends declared per share in 2000 were $1.36, up 3 percent from $1.32 in 1999. The following table highlights the market prices of the Company's common and preference stocks and dividends paid for the quarters of 2000 and 1999.

| | | Price of traded shares | | | | Dividends paid per share | |
| | | 2000 | | 1999 | | 2000 | 1999 |
	Quarter	High	Low	High	Low		
Common stock	1	$ 64.13	$ 39.81	$ 59.88	$ 43.50	$ .33	$ .33
Par value $0.625	2	59.94	43.19	55.13	41.25	.33	.33
per Share	3	52.09	40.31	57.94	46.00	.33	.33
	4	42.00	29.88	55.25	41.19	.35	.33
Cumulative Serial	1	374.00	374.00	495.00	402.00	1.10	1.10
Preference Stock II	2	490.00	490.00	495.00	402.00	1.10	1.10
$4.40 Convertible	3	400.00	400.00	505.00	460.00	1.10	1.10
Series 1	4	288.00	288.00	452.00	452.00	1.10	1.10
Cumulative Serial	1	455.00	368.00	418.00	335.00	1.125	1.125
Preference Stock II	2	338.00	335.00	343.50	330.00	1.125	1.125
$4.50 Convertible	3	333.00	333.00	408.00	390.00	1.125	1.125
Series 3	4	245.75	231.00	375.00	375.00	1.125	1.125

The $4.40 Convertible Series 1 was not actively traded during the second quarter of 1999. The prices shown for this quarter represent the previous quarter's actual high and low prices of traded shares.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First		Second		Third		Fourth	
	2000	**1999**	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**
(In millions except per share data)	**(A)**	**(B)**	**(C)**	**(D)**	**(E)**	**(F)**	**(G)**	**(H)**
Sales	$4,565	$3,097	$4,476	$4,785	$4,053	$4,462	$4,137	$4,625
Gross profit	755	447	780	811	574	895	602	796
Earnings before income taxes	341	7	315	217	50	211	—	352
Net earnings(loss)	209	(28)	200	139	32	134	(3)	224
Net earnings(loss) per share (I)								
Diluted	1.68	(.24)	1.59	1.14	.26	1.08	(.02)	1.81
Basic	1.71	(.24)	1.62	1.16	.26	1.10	(.02)	1.84

(A) *Earnings before income taxes includes a $195 million net gain ($126 million after tax, $1.01 per share) related to the sale of assets, primarily RFMD and the Nelson Stud Welding and Australian steering businesses, a $65 million charge ($49 million after tax, 40 cents per share) related to warranty, claims and litigation, a $15 million charge ($12 million after tax, 9 cents per share) related to the automotive restructuring program and a $12 million charge ($8 million after tax, 6 cents per share) relating to foreign currency hedges.*

(B) *Earnings before income taxes includes an $85 million charge (71 cents per share), with no income tax benefit, for purchased IPR&D related to the acquisition of LucasVarity, $63 million in expenses ($41 million after tax, 34 cents per share) related to the acquisition of LucasVarity, a $43 million loss ($28 million after tax, 23 cents per share) on fixed-price type contracts, a $45 million gain ($28 million after tax, 24 cents per share) related to the sale of assets, primarily RFMD, and a $10 million charge ($7 million after tax, 6 cents per share) related to the automotive restructuring program.*

(C) *Earnings before income taxes includes a $52 million gain ($34 million after tax, 27 cents per share) related to the net gain on Endwave, a $43 million gain ($28 million after tax, 22 cents per share) from the sale of assets, primarily RFMD, a $36 million charge ($23 million after tax, 18 cents per share) related to foreign currency hedges, a $23 million gain ($15 million after tax, 12 cents per share) related to the exchange of Celera stock, a $14 million charge ($9 million after tax, 8 cents per share) related to the automotive restructuring program, and a $12 million charge (9 cents per share), with no income tax benefit, for purchased IPR&D related to Endwave.*

(D) *Earnings before income taxes includes a $79 million gain ($52 million after tax, 42 cents per share) from the sale of assets, primarily RFMD, a $59 million charge ($39 million after tax, 32 cents per share) related to the automotive restructuring program, and $40 million in expenses ($26 million after tax, 21 cents per share) related to the acquisition of LucasVarity.*

(E) *Earnings before income taxes includes a $55 million charge ($36 million after tax, 28 cents per share) related to an asset impairment, a $22 million charge ($14 million after tax, 12 cents per share) related to foreign currency hedges, a $14 million charge ($10 million after tax, 8 cents per share) related to the automotive restructuring program and a $1 million gain ($1 million after tax, 1 cent per share) related to the net gain on Endwave.*

(F) *Earnings before income taxes includes a $79 million charge ($51 million after tax, 41 cents per share) on the write-off of the Company's investment in ICO Global Communications*

(Holdings) Limited, a $39 million benefit ($24 million after tax, 19 cents per share) primarily from transactions related to the acquisition of LucasVarity, and a $22 million gain ($14 million after tax, 12 cents per share) from the sale of assets, primarily RFMD.

(G) Earnings before income taxes includes a $71 million charge ($51 million after tax, 41 cents per share) related to the automotive restructuring programs and asset impairments, a $40 million charge ($23 million after tax, 19 cents per share) related to warranty claims and litigation, a $26 million charge ($17 million after tax, 13 cents per share) related to a write-down of a technology investment, a $22 million gain ($15 million after tax, 11 cents per share) related to the net gain on Endwave, an $18 million gain ($11 million after tax, 9 cents per share) related to foreign currency hedges and a $2 million gain ($1 million after tax, 1 cent per share) related to the sale of assets.

(H) Earnings before income taxes includes a $216 million gain ($141 million after tax, $1.14 per share) from the sale of assets, primarily RFMD, an $82 million loss ($53 million after tax, 43 cents per share) related to charges associated with the discontinuance of certain product lines, $30 million in expenses ($20 million after tax, 16 cents per share) related to the acquisition of LucasVarity and an $11 million charge ($9 million after tax, 7 cents per share) related to the automotive restructuring program.

(I) As a result of the loss in the first quarter of 1999 and the fourth quarter of 2000, under the provisions of SFAS No. 128, the diluted calculation excludes convertible preferred stock and employee stock options as these would produce an anti-dilutive effect. In addition, under SFAS No. 128, the sum of net earnings(loss) per share for the four quarters may not equal the total year amount.

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